Exhibit 99.1

ASML Discloses Results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, 29 April 2016 - ASML Holding N.V. (ASML) today announces the results of its Annual General Meeting of Shareholders held on 29 April 2016.

The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2015.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2015.

•	Proposal to adopt a 2015 dividend of EUR 1.05 per ordinary share.

•	The maximum number of shares for the Board of Management for 2016, and the maximum number of stock options and/or shares for employees.

•	The appointment of KPMG as the external auditor for the reporting year 2017.

•	Proposal to authorize the Board of Management for a period of 18 months from 29 April 2016: (i) to issue shares or grant rights to subscribe for ordinary shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers, acquisitions and/or (strategic) alliances; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

•	Proposal to extend the existing authority of the Board of Management to acquire through 29 October 2017 a maximum of 20% of ASML’s issued share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Stock Market. The AGM also authorized the cancellation of up to 20% of the issued share capital of ASML as of 29 April 2016.

The following subjects were also discussed at the General Meeting of Shareholders:

•	The Company’s business and financial situation.

•	The implementation of the company’s remuneration policy.

•	ASML’s Corporate Governance.

•	ASML’s reserves and dividend policy.

•	The composition of the Supervisory Board in 2016: Mr. A.P.M. (Arthur) van der Poel retired by rotation and Mr. G.J. Kleisterlee became the new chairman of the Supervisory Board, effective today.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com.

Lucas van Grinsven

Communication Worldwide | Corporate

+316 101 99 532

corpcom@asml.com

Niclas Mika

Corporate Communications

+31 6 201 528 63

corpcom@asml.com

Craig DeYoung

VP Investor Relations Worldwide

+1.480.696.2762

craig.deyoung@asml.com

Marcel Kemp

Director Investor Relations - Europe

+31.40.268.6494

marcel.kemp@asml.com

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